Exhibit 99.2

AGOMAB THERAPEUTICS NV

Posthoflei 1 box 6

2600 Antwerpen (Berchem)

Company number: 0674.527.310

RLE Antwerp, section Antwerp

(The “Company”)

Invitation to the annual general meeting on May 26, 2026

Dear all,

The Board of Directors of AgomAb Therapeutics NV is pleased to invite the holders of securities issued by the Company, the directors and the statutory auditor of the Company to the annual general meeting (the “general meeting”) of the Company.

The general meeting will take place on Tuesday May 26, 2026 at 4 pm (CEST) at the Company’s registered office at Posthoflei 1 box 6, 2600 Antwerp (Berchem), Belgium.

Agenda and proposed resolutions

Please find below the agenda to be discussed at the general meeting, including the proposed resolutions:

1.	For information purposes only, acknowledgement and discussion of the consolidated financial statements prepared (on a voluntary basis) in accordance with International Financial Reporting Standards, and additional related information and explanations, for the financial year ended December 31, 2025.
2.	Acknowledgement and discussion of the statutory financial statements, the report of the Board of Directors and the statutory auditor’s report for the financial year ended December 31, 2025.
3.	Approval of the statutory financial statements for the financial year ended December 31, 2025 and of the allocation of the result as proposed by the Board of Directors.

Proposed resolution: The general meeting resolves to approve the statutory financial statements for the financial year ended December 31, 2025 and of the allocation of the result as proposed by the Board of Directors.

4.	Discharge to the current and former members of the Board of Directors and the statutory auditor in respect of the performance of their respective duties during the financial year ending on December 31, 2025, as well as discharge for failing to hold the annual general meeting in the year 2025 on the date specified in the articles of association.

Proposed resolution: The general meeting grants discharge to each current and former director, including the former director Xiaoming Fang who resigned with effect from January 16, 2026, and the statutory auditor, for all liability arising from the exercise of their respective mandates during the financial year ended December 31, 2025. The general meeting also grants discharge to each current and former director for failing to hold the annual general meeting in the year 2025 on the date specified in the articles of association.

English free translation for information purposes only

5.	Reappointment of Mr. Ohad Hammer as a member of the Board of Directors.[1]

Proposed resolution: As proposed by the Board of Directors and in accordance with the recommendation of the Company’s remuneration, nomination and corporate governance committee, the general meeting resolves to reappoint Mr. Ohad Hammer, who elects domicile at the Company’s registered office, as a director for a term of one year ending immediately after the annual general meeting to be held in 2027. Mr. Ohad Hammer’s mandate is remunerated. For the performance and duration of his mandate, Mr. Hammer is entitled to the annual remuneration as approved by the extraordinary general meeting of shareholders of the Company on January 15, 2026 and as determined in the notarial deed of February 9, 2026.

6.	Reappointment of Mr. Tim Knotnerus as a member of the Board of Directors.[2]

Proposed resolution: As proposed by the Board of Directors and in accordance with the recommendation of the Company’s remuneration, nomination and corporate governance committee, the general meeting resolves to reappoint Mr. Tim Knotnerus, who elects domicile at the Company’s registered office, as a director for a term of four years ending immediately after the annual general meeting to be held in 2030. Mr. Tim Knotnerus’ mandate as director is unpaid.

7.	Determination of statutory auditor’s fee.

Proposed resolution: As proposed by the Company’s audit committee, the general meeting resolves to approve, and insofar as necessary, ratify the increase of the statutory auditor’s fee to EUR 237,530 for the audit of the statutory financial statements and the consolidated financial statements for the financial year ended December 31, 2025 and the financial year ending on December 31, 2026. This amount is exclusive of various expenses, the IRE/IRB fee and VAT and is subject to indexation for financial year 2026.

No attendance quorum: There is no attendance quorum for the deliberation and voting on the agenda items referred to in the above agenda of the general meeting.

Voting and majority: Subject to applicable statutory provisions, each share shall carry one vote. In accordance with applicable law, the proposed resolutions referred to in the above agenda of the general meeting shall be adopted if they are approved by a simple majority of the valid votes cast by the shareholders. Pursuant to article 7:135 of the Companies and Associations Code of March 23, 2019 (as amended from time to time) (the “Companies and Associations Code”), holders of subscription rights may attend the general meeting, but only with an advisory vote.

Attendance at the general meeting:

In order to be admitted to the general meeting, holders of securities issued by the Company must comply with the formalities set out below, in accordance with article 22 of the Company’s articles of association juncto article 7:134 of the Companies and Associations Code.

The right to attend the general meeting and to exercise voting rights (where applicable) is determined on the basis of the registration of the relevant securities in the relevant register for those securities on Tuesday May 19, 2026 at 00:00 (CEST) (the “Record Date”), regardless of the number of shares held by the shareholder on the day of the general meeting. Only people who are shareholders or holders of subscription rights of the Company on the Record Date are entitled to attend the general meeting and to exercise voting rights (where applicable).

1 For further information regarding Mr Hammer, please refer to his biography available on the Company’s website (https://agomab.com/about_us/#bod)

2 For further information regarding Mr Knotnerus, please refer to his biography available on the Company’s website (https://agomab.com/about_us/#bod)

English free translation for information purposes only

In addition, shareholders must give written notice of their intention to attend the general meeting, stating the number of shares with which they wish to participate. This notice must be sent by email to ellen.lefever@agomab.com and must be received no later than Wednesday May 20, 2026 at 11:59 pm CEST (the “Notification Date”). A completed and signed proxy form or voting form (for shareholders only) will be deemed to constitute such notification provided that it is sent by email to ellen.lefever@agomab.com and is received no later than the Notification Date.

Natural persons who wish to attend the general meeting in person in their capacity as a shareholder, holder of subscription rights, proxy or representative of a legal entity must be able to prove their identity in order to gain access to the general meeting.

Representatives of legal entities or natural persons must also present documents proving that they are authorized to act as representatives.

Power of attorney

In accordance with article 23 of the articles of association, securityholders entitled to attend the general meeting may be represented by a proxy holder.

Shareholders wishing to make use of this possibility must return the attached power of attorney form, duly completed and signed, to the Company by email to ellen.lefever@agomab.com.

The power of attorney form must be received by the Company no later than the Notification Date.

Voting by letter

In accordance with article 27 of the articles of association, shareholders who are entitled to attend the general meeting may vote by letter using the enclosed voting form.

Shareholders wishing to make use of this possibility must return the attached voting form, duly completed and signed, to the Company by email to ellen.lefever@agomab.com.

The voting form must be received by the Company no later than the Notification Date.

Miscellaneous

Holders of American Depository Shares (“ADSs”) of the Company will receive the necessary information, documents and instructions relating to the general meeting, and the exercise of voting rights for the ordinary shares represented by these ADSs, from The Bank of New York Mellon, as depositary, or from the broker, bank or other nominee with whom they hold these ADSs.

Holders of securities are entitled to ask questions at the general meeting or in writing prior to the general meeting, to the Board of Directors regarding the agenda and to the statutory auditor regarding his report. Written questions must be sent to the Company by email to ellen.lefever@agomab.com. Written and oral questions will be answered during the relevant meeting in accordance with applicable law. Furthermore, in order for written questions to be considered, holders of securities issued by the Company who submitted the relevant written questions must meet the conditions for participating in the meeting, as described above.

This invitation to the general meeting has been drawn up in Dutch. The English free translation is provided for information purposes only. In the event of any discrepancies or differences in interpretation between the two versions, the Dutch version shall always take precedence.

English free translation for information purposes only

Availability of documents

In preparation for the general meeting, please consult the documents listed below, which are attached hereto and available on the Company’s website (https://ir.agomab.com/governance/shareholder-meetings).

1.	Consolidated financial statements prepared in accordance with International Financial Reporting Standards for the financial year ended December 31, 2025;
2.	The statutory financial statements for the financial year ended December 31, 2025;
3.	The statutory auditor’s report on the statutory financial statements for the financial year ended December 31, 2025;
4.	The report of the Board of Directors on the statutory financial statements for the financial year ended December 31, 2025;
5.	Proxy form;
6.	Voting form.

Prior to the general meeting, the Company’s holders of securities may also obtain a copy of the aforementioned documentation free of charge at the Company’s registered office (Posthoflei 1, Box 6, 2600 Antwerp (Berchem), Belgium).

Sincerely, on behalf of the Board of Directors

English free translation for information purposes only